Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Host a Key Opinion Leader Webcast on the Ovarian Cancer Treatment Landscape and Data Highlights from the Phase 2 Trial of a Novel T-Cell Therapy

Dartmouth, Nova Scotia, November 13, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, today announced that Company will host a key opinion leader (KOL) webcast on the treatment options in ovarian cancer and competitive landscape within the disease state on Thursday, December 3, 2020 at 8.00am Eastern Time.

The webcast will feature presentations by KOLs Oliver Dorigo, MD, PhD and Jeannine Villella, DO, FACOG, FACS who will discuss the treatment options in ovarian cancer and competitive landscape within the disease state. The KOLs will also provide an update on the ongoing Phase 2 trial with IMV's novel T cell therapy in patients with advanced ovarian cancer, along with insights about the patients' experience. Drs. Dorigo and Villella will be available to answer questions from financial analysts following the formal presentation.

IMV management will discuss trial results and their significance to DPX, the company's delivery platform, as well its outlook on next steps.

To register for the webcast, please click here. A webcast of the presentation will be available under "Events, Webcasts and Presentations" in the investors section of IMV's website and a replay will be available approximately one hour after the presentation. Afterwards, the replay will be available for approximately 30 days. Financial analysts are welcome to ask questions during the live Q&A and are invited to submit their request via email questions@lifesciadvisors.com.

About the KOLs

Dr. Oliver Dorigo is the director and associate professor of the division of gynecologic oncology and the director of the gynecologic clinical care program at the Women's Cancer Center at Stanford University. He is also director of the Mary Lake Polan Gynecologic Oncology Research Laboratory. Dr. Dorigo received his MD from the University of Heidelberg Medical School in Germany. He did a residency in obstetrics and gynecology at the University of Munich, followed by a research fellowship in cancer gene therapy at the Sidney Kimmel Cancer Center in San Diego. He completed his PhD in molecular biology at University of California, Los Angeles, and a clinical fellowship in gynecologic oncology at UCLA/Cedars Sinai Medical Center. Dr. Dorigo was an assistant professor at UCLA until he joined the Stanford faculty in 2013.

Dr. Jeannine Villella obtained her medical degree from New York College of Osteopathic Medicine in Old Westbury, New York and completed her residency training in Obstetrics and Gynecology at Winthrop University Hospital. Thereafter, Dr. Villella was granted a 2-year Henrietta Milstein Fellowship at Columbia University College of Physicians & Surgeons. As part of the division of gynecologic oncology, she performed research in the role of angiogenesis in ovarian cancer and was involved in the care of gynecologic oncology patients. She then completed a 3-year subspecialty fellowship in Gynecologic Oncology at Roswell Park Cancer Institute, where she expanded her research interests into immune response to malignancy and cancer immunotherapy. She has been granted a Winthrop University Hospital Pilot Grant to pursue her research interests in genetic polymorphisms in indoleamine 2, 3- dioxygenase and the effect on ovarian cancer outcomes. Her future goals include having ovarian cancer vaccine clinical trials available at Winthrop University Hospital. She also serves on the Society of Gynecologic Oncologists Clinical Practice Committee and the Gynecologic Oncology Group Vaccine Committee. Dr. Villella is board certified in Obstetrics & Gynecology and Gynecologic Oncology. She currently holds the title Associate Director of Gynecologic Oncology at Winthrop University Hospital and Assistant Professor of Stony Brook School of Medicine. She is the Principal Investigator for the Gynecologic Oncology Group Clinical Trials at Winthrop University Hospital. She also serves on the Society of Gynecologic Oncologists Clinical Practice Committee. She is also an active member of the research organization Society of Gynecologic Investigation.

About the DeCidE Study

"DeCidE" is a Phase 2 multicenter, randomized, open-label study to evaluate the safety and effectiveness of DPX-Survivac with intermittent low dose cyclophosphamide (CPA). This phase 2 arm enrolled 22 patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer. The trial is active but not recruiting. Patients received 2 subcutaneous injections of DPX-Survivac 3 weeks apart and every eight weeks thereafter, and intermittent low dose CPA one week on and one week off for up to 1 year. Paired tumor biopsies were performed prior to treatment and on treatment..

Primary endpoints of this study are overall response rate, disease control rate and safety. Secondary endpoints include cell mediated immunity, immune cell infiltration in paired biopsy samples, duration of response, time to progression, overall survival and biomarker analyses.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV's new class of immunotherapy that generates targeted and sustained cancer cell killing capabilities in vivo. Treatments with the DPX-Survivac T cell therapy have demonstrated a favorable safety profile across all clinical studies.

IMV's T cell therapy, DPX-Survivac, consists of survivin-based peptides formulated in IMV's proprietary delivery platform (DPX). IMV's lead compound is designed to generate a sustained cytotoxic T cell response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as Orphan Drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company's proprietary delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the activation of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV's lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, the potential impacts of biomarkers when treating cancer; the potential for using DPX-Survivac to treat different types of cancers; and the results and timing of expected results from the Corporation's various DPX-Survivac's studies. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV's continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com